Exhibit 12
Belo Corp.
Computation of Ration of Earnings to Fixed Charges
(Dollars in thousands)

	2004		2005		2006		2007		2008
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$380,721		$373,906		$145,717		$109,854		$(323,821)
Add: Total fixed charges	98,117		94,177		95,159		101,184		85,864
Less: Interest capitalized	$—		$—		1,666		902		53

Adjusted earnings	$478,838		$468,083		$239,210		$210,136		$(238,010)

Fixed Charges:
Interest	$44		$2		$97,319		$95,395		$83,146
Portion of rental expense representative of the interest factor (1)	4,028		4,123		2,417		2,149		2,718

Total fixed charges	$98,117		$94,177		$95,159		$101,184		$85,864

Ratio of Earnings to Fixed Charges	4.88	x	4.97	x	2.51	x	2.08	x	— (2)

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $464,760, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $323,874.